Exhibit 3.01

SAN DIEGO GAS & ELECTRIC COMPANY

Amendment of Bylaws

(As approved by the Board of Directors as of August 4, 2003)

Section 12 of Article Two of the Bylaws is added as follows:

“Section 12.

Non-Officer Vice Presidents.  The Non-Officer Vice Presidents shall have such powers and perform such duties as may be prescribed for them from time to time by the Chairman, Chief Executive Officer, President, any Vice President or the Board.  Non-Officer Vice Presidents shall not be formally elected by the Board and shall not be considered officers of the corporation for purposes of Section 16 of the Securities Act of 1933, as amended, or for purposes of California law.  Such Non-Officer Vice Presidents shall not be deemed a Vice President of the Corporation as such term is described in Section 5 of Article Two.”